Filed by Essendant Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Essendant Inc.
Subject Company: Essendant Inc.
SEC File No.: 000-10653

ESSENDANT INC | Event Detail

NASDAQ:ESND (MI KEY: 4425523; SPCIQ KEY: 36012)

Detail

Essendant Inc., Genuine Parts Company—M&A Call

Event Details

Announced Date	4/12/2018 4:00:00 PM
Period Ended	NA
Company Name	ESSENDANT INC NASDAQ:ESND
Source	Company Website, PR Newswire
Event	M&A Call
Advisors	NA
Situation	To consider the definitive agreement to combine Essendant and Genuine Parts Company’s S.P. Richards business

Call Details
Live Phone Number	(877) 358-2531
Live Passcode	Essendant call
Live Other Phone Number	(412) 902-6623
Live Other Passcode	Essendant call
Live Audio Details & Webcast URL	https://services.choruscall.com/links/esnd180412.html
Replay Phone Number	NA
Replay Passcode	NA
Replay Begins	4/12/2018
Replay Ends	NA
Replay Audio Details & Webcast	http://investors.essendant.com/
Call Description	NA
Host 1	NA
Host 2	NA
Host 3	NA

Company Details
Contact Name	Janet Zelenka
Title	Senior Vice President and CFO
Phone Number	(847) 627-7000
Email	NA

Source: S&P Global Market Intelligence | Page 1 of 11

ESSENDANT INC | Event Detail

Description	NA
Other Contact	Carol Yancey
Job Title	Executive Vice President and C
Phone Number	(678) 934-5044
Email	NA
Description	Genuine Parts Company

Transcript

Essendant Inc., Genuine Parts Company—M&A Call

Essendant Inc. (NasdaqGS:ESND)

Thursday, April 12, 2018 5:30 PM

Executives

Carol B. Yancey—Executive VP, CFO & Chief Accounting Officer

Janet H. Zelenka—Senior VP, CFO & Chief Information Officer

Paul D. Donahue—President, CEO & Director

Richard D. Phillips—CEO, President & Director

Rick Toppin—President, COO and Executive VP of Sales & Marketing

Analysts

Bret David Jordan—Equity Analyst

Brian C. Sponheimer—Research Analyst

Christopher James Bottiglieri—Research Analyst

Christopher Michael Horvers—Senior Analyst

Christopher Paul McGinnis—Special Situations Equity Analyst

Scot Ciccarelli—Analyst

Seth Mckain Basham—Senior Vice President of Equity Research

Presentation

Operator

Good morning, ladies and gentlemen, and welcome to the conference call to discuss the combination of Essendant and S.P. Richards. My name is Andrea, and I’ll be your conference coordinator for today. Your hosts are Mr. Ric Phillips, Essendant President and Chief Executive Officer; Mr. Paul Donahue, Genuine Parts Company President and Chief Executive Officer; and Ms. Janet Zelenka, Essendant Chief Financial Officer. They are also joined by Ms. Carol Yancey, Genuine Parts Company Chief Financial Officer; and Mr. Rick Toppin, S.P. Richards’ President and Chief Executive Officer, who will be available for the Q&A portion of today’s call.

[Operator Instructions] Please note, this event is being recorded. It is being webcast live on our website and a replay will be made available after the call.

Before we begin, the management teams of Essendant and GPC have asked me to remind you that information shared on this call may include forward-looking statements. Forward-looking statements involve significant risks and uncertainties, and events or results could differ materially from those discussed today. Information concerning these risks and the factors that could cause actual results to differ from the forward-looking statements information we provide today can be found in the companies’ Form 10-K and Form 10-Q filings with the Securities and Exchange Commission, which are available at sec.gov.

The slide presentation and other information relating to this call can be found on the Investors section of the companies’ websites at investors.essendant.com and genuineparts.investorroom.com.

Source: S&P Global Market Intelligence | Page 2 of 11

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I would now like to turn the call over to Mr. Ric Phillips. Please go ahead, sir.

Richard D. Phillips

Thank you, Andrea, and thank you all for joining us on short notice this morning. Janet and I are pleased to be here with Paul, Carol and Rick to talk about the combination of Essendant and GPC’s S.P. Richards business. We’re excited about this combination and the opportunities it creates to better serve our customers, support our suppliers, partners and employees and deliver value to Essendant shareholders.

I’ll start with some overall comments about why we are so enthusiastic about what we are creating, then Paul will share his perspective on the benefits of the transaction to GPC and S.P. Richards and Janet will cover the financial implications. We will leave time at the end to take your questions.

Essendant has been hard at work evolving our business to support our customers and address the rapidly changing landscape facing our industry. The combination with S.P. Richards provides us with a tremendous opportunity to accelerate the initiatives already underway through the execution of our strategic drivers and to create a fundamentally stronger and more competitive company.

As we continue our work, I’m excited to lead the combined company as the CEO. Janet Zelenka will remain CFO and Harry Dochelli, Essendant’s President of Office and Facilities, will also remain in the senior leadership role going forward. We will be joined by S.P. Richards’ President and CEO, Rick Toppin, who will become COO. Essendant’s Chairman, Chuck Crovitz, will remain in that role.

The combination of Essendant and S.P. Richards creates a stronger, more competitive national player in business products, well-placed to capitalize on expanded set of opportunities with a stronger financial profile and a compelling value proposition. By leveraging our complementary strengths, greater scale and expanded service capabilities, we will help our customers compete by delivering 4 key benefits: first, with greater resources to support and partner with the independent dealer channel and other customers, we will be better positioned to invest to drive enhanced value for customers, consumers and shareholders alike; second, we will optimize our assortment of branded and private-label products across a broad set of categories; third, we will enhance our capabilities to develop and offer innovative solutions, such as value-added marketing and analytics to help drive demand; and fourth, we will create a consolidated distribution network with greater efficiencies throughout the entire supply chain.

As we have discussed in the past, the independent dealer channel has been under pressure over the last few years in an increasingly crowded marketplace with Amazon and other e-commerce players, distributors, club and big-box stores and national resellers. The independent dealer channel relies on its strong wholesale channel to make investments and provide capabilities and infrastructure. This combination of our customer-centric companies creates a stronger partner to support those dealers and help them to be more competitive with all the other options available to customers in the industry.

Turning to Slide 6 of the investor presentation. The combination will also improve our ability to deliver additional value for both company shareholders as we are creating a company that will have greater scale and an improved financial profile through unlocking significant cost synergies and increased cash flow.

Janet will provide some more detail in a moment, but I want to cover some of the financial highlights. Our 2017 pro forma estimates show a combined company with approximately $7 billion in net sales and approximately $300 million in adjusted EBITDA, including more than $75 million in run rate cost synergies we expect to achieve. In addition to the cost synergies, we also expect to realize over $100 million in working capital improvements. Beyond greater scale, profitability and cash flow, we will also have a stronger, more flexible balance sheet and lower debt-to-EBITDA leverage.

This combination of compelling strategic and financial benefits will enable shareholders of the combined company, which will be owned 49% by current Essendant holders and 51% by current GPC holders to realize significant value going forward.

For those of you who are unfamiliar with Essendant, allow me to give a brief overview of the business, which we summarized on Slide 7.

We are a leading distributor of business products, including janitorial, food service and breakroom supplies, office products, technology products, industrial supplies, automotive products and office furniture. Last year, we had $5 billion in sales. We distribute over 170,000 products through more than 29,000 resellers and reach millions of customers through a nationwide network of 66 distribution centers.

Source: S&P Global Market Intelligence | Page 3 of 11

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In the past, Essendant has grown by acquiring companies that expanded our product portfolio and supply chain. We align well with S.P. Richards, which will allow the combined company to capture the significant cost synergies I just highlighted, while providing enhanced value to our customers.

I’m now going to turn the call over to Paul Donahue, who will give you an overview of the S.P. Richards’ business and some perspective on what this transaction means for GPC shareholders. And then I’ll come back to dig deeper into the value proposition. Paul?

Paul D. Donahue

Thank you, Ric, and good morning, everyone. I’d first like to say how excited we are about this announcement, and the strategic and financial benefit for the future combined company and GPC shareholders.

Before highlighting these benefits, we’d like to provide an overview of our S.P. Richards’ business as outlined in the right-hand column of Slide 7 of the slide deck.

S.P. Richards represents GPC’s business products group and is a leading business products wholesaler in North America with a more than 160-year history. S.P. Richards equips reseller customers with an expensive offering of general business products, including everyday essentials like copy paper, office and printer supplies as well as office furniture, business technology products and facilities, breakroom and safety supplies. Virtually, everything they need to become the one-stop shop for all of their end-user customer’s needs. S.P. Richards also provides a comprehensive offering of value-added programs and services to help our customers succeed in today’s competitive business environment.

The business distributes more than 98,000 items to more than 9,700 resellers and distributors throughout the U.S. and Canada from a network of 54 distribution centers. Our vast and growing product offering includes major national brands as well as a variety of proprietary brands.

Last year, S.P. Richards delivered approximately $2 billion in net sales.

Turning now to Slide 8, this transaction is a result of a comprehensive process to maximize the value of S.P. Richards and represents a win-win for GPC shareholders. Over the last several quarters, we have noted in our earnings call that GPC has been evaluating all options and carefully considering the go-forward strategy for our business products group.

Ultimately, our board determined that this transaction represents the greatest opportunity for value creation for our investors, both of continuing GPC shareholders and future shareholders of the combined company. As separate companies, both S.P. Richards merged with Essendant as well as GPC will be better positioned to effectively allocate resources to achieve our long-term objectives.

With respect to the benefits provided by combining S.P. Richards and Essendant, as Ric mentioned, current GPC shareholders will receive newly issued shares representing 51% of the new stronger company and will have the opportunity to participate in the upside potential through the significant value proposition of the combined businesses.

As Ric discussed, together S.P. Richards and Essendant will be better equipped to succeed in a dynamic and changing marketplace, enhance our scale, our — depth of our product offering and customer service, while executing a clear strategy. The combined company will be led by a best-in-class executive team from both S.P. Richards and Essendant, including S.P. Richards’ President and CEO, Rick Toppin. We also will have significant representation on the board with 4 directors chosen by GPC and 4 to be mutually appointed by both GPC and Essendant.

In addition to these strategic benefits and to which Ric and Janet will speak in greater detail in just a few minutes, we expect to generate significant synergies during the integration process that will provide even greater value for shareholders of the combined company following close.

Importantly, this transaction is consistent with GPC’s long-term portfolio enhancement strategy. By separating our business products group, we’ll be able to increase our focus on GPC’s larger core, global automotive and industrial businesses. This strategy is further supported by our international expansion of both of these core businesses in 2017 with the acquisition of

Source: S&P Global Market Intelligence | Page 4 of 11

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Alliance Automotive Group, the second largest automotive parts distributor in Europe, and our investment in Inenco Group, a leading industrial distributor in Australia. Among our many initiatives to grow these core businesses, we will continue to expand our global footprint with additional acquisitions in the future.

The onetime cash payments of approximately $347 million that GPC will receive upon the close of the transaction will also be effectively utilized as part of our disciplined capital allocation strategy, which is focused on our dividend, reinvestment in our businesses, share repurchase and strategic acquisitions to drive substantial value for GPC shareholders.

We have employed this capital allocation strategy for many years, including 62 consecutive years of increasing our dividend, and we expect this winning strategy to continue. We have tremendous respect for Essendant and believe the combination with S.P. Richards’ strong, diversified business and the talented team will bring together 2 highly, complementary cultures with a shared commitment to serving customers.

We look forward to supporting the S.P. Richards and Essendant team in facilitating a seamless integration.

Thank you. And I’ll now turn the call back over to Ric to walk through the strategic drivers in more detail.

Richard D. Phillips

Thanks, Paul. Taking a step back and viewing the combination in terms of the broader market, as I alluded to earlier, the landscape has shifted considerably over the last few years.

Slide 9 highlights just some of the range of participants, which include larger, more diversified companies that have increased their offerings of business products and what has become a truly crowded marketplace. At Essendant, our actions are focused on how we can best support our customers as the marketplace evolves. We are confident that together with S.P. Richards, we will be better positioned to offer a differentiated and enhanced value proposition for our customers and advance our strategic goals.

Those of you who are familiar with Essendant have likely heard me talk about our focus on 3 key strategic drivers: number one, improve efficiency across the distribution network and reduce the cost base; number two, drive sales performance in key channels where we are well positioned to grow; and number three, enhance supplier partnerships that leverage Essendant’s network and capabilities.

We believe this transaction supports and aligns with each of these drivers. On the efficiency front, this combination will create meaningful synergies and working capital improvements and enable us to drive significant efficiencies across the entire supply chain. We previously shared that we expect to achieve more than $50 million of cost savings by 2020 as we execute our plans. It’s important to note that the $75-plus million in cost synergies are incremental to those savings.

In terms of sales performance, we believe this combination will support sales growth as our combined team will have access to a broader, optimized portfolio of products as well as additional capabilities, resources and value-added services to enable our customer partners.

We also believe that our supplier partnerships will be enhanced through this combination. We will continue to focus our merchandising excellence efforts, including our preferred supplier program and will be able to offer suppliers expanded customer reach and the improved operational efficiency of dealing with one stronger partner. We also intend to work closely with suppliers to help strengthen and sustain the independent channel.

Together, we have meaningful opportunities to accelerate these strategic initiatives and create significant long-term value for our customers and shareholders alike.

I will now turn the call over to Janet to provide an overview of the transaction.

Janet H. Zelenka

Thank you, Ric. Let me echo your comments regarding how excited we are about the opportunities this transaction creates.

Turning to Slide 11, I’ll begin my comments by providing more detail on the transaction, which will be structured as what is known as Reverse Morris Trust where GPC will spin-off S.P. Richards into a stand-alone entity and immediately afterwards, Essendant will merge with S.P. Richards, with S.P. Richards becoming a wholly-owned subsidiary of Essendant.

Source: S&P Global Market Intelligence | Page 5 of 11

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As Paul mentioned, GPC will receive onetime cash payments of approximately $347 million in connection with the spin-off, subject to adjustments upon closing. That transaction implies a valuation of S.P. Richards of approximately $680 million, equal to the onetime cash payments plus the current value of Essendant shares to be issued at closing. Upon closing, GPC shareholders will own approximately 51% and Essendant shareholder will own approximately 49% of the combined company. The transaction is expected to be tax-free to both Essendant and GPC shareholders.

The combined company will retain the Essendant name and maintain the Essendant stock symbol on the NASDAQ and will maintain headquarters in Deerfield, Illinois and Atlanta, Georgia.

Ric highlighted the senior leaders of the combined company. Beyond that team, we are committed to bring together the best talent from both organizations. As a management team, we will benefit from the guidance of a board that will include 4 Essendant directors, 4 GPC chosen directors and 4 directors who will be mutually agreed upon by Essendant and GPC. The transaction is subject to Essendant shareholder approval and other customary regulatory approvals in closing conditions, and we expect it will close before the end of 2018.

Turning to Slide 12, let me provide more color on the $75-plus million in annual run rate cost synergies and $100 million in working capital improvements we expect to realize through the transaction. We expect to realize approximately 90% of the cost synergies within 2 years post closing, primarily across 3 key areas: sourcing, supply chain and SG&A. We’ve clearly identified a path to realizing those very achievable targets and will be appointing an integration team with leaders from both businesses to ensure we seamlessly reach our objective.

I want to reiterate that these savings are in excess of the $50 million in cost savings we expect to achieve by 2020 that we discussed in our last Essendant earnings call. We will provide an update on the restructuring efforts associated with this cost savings in Essendant’s earnings call on April 26.

As Ric mentioned earlier, the 2017 pro forma revenues for the combined company would have been approximately $7 billion in sales as compared to $5 billion for Essendant on a stand-alone basis. 2017 pro forma adjusted EBITDA, including synergies, would have been approximately $300 million compared to $121 million for Essendant on a stand-alone basis. And 2017 pro forma adjusted EBITDA margins would have been in excess of 4%, including estimated cost synergies as compared to 2.4% for Essendant as a stand-alone company.

Turning to the balance sheet on a pro forma combined basis, excluding synergies, net leverage was 3.9x at the end of 2017, which was in line with Essendant’s stand-alone net leverage. Including run rate synergies, pro forma net leverage is 2.9x, well below our current leverage level, which will provide us with balance sheet flexibility to invest in the business and continue to return capital to Essendant shareholders through our quarterly dividend.

From a financing perspective, we have obtained a committed $1.4 billion asset-based financing facility to fund the onetime cash payments to GPC and to refinance Essendant’s existing debt in connection with the transaction. We will have strong balance sheet flexibility and pro forma liquidity of more than $400 million. So as you can see, this transaction creates a stronger company with significant scale and an improved margin profile that will generate superior cash flow.

I will now return the call to Ric to close.

Richard D. Phillips

Thanks, Janet. Before we open it up to Q&A, I just want to reiterate our excitement around this transaction. We believe this is a tremendous step forward for our 2 businesses and an opportunity to create significant value for all our major stakeholders. Customers will be able to do business with a larger more competitive company with a streamlined distribution network, optimized product assortment and enhanced service capabilities and the ability to invest in the channel to promote further growth. Suppliers will appreciate the efficiency of partnering with one larger organization with expanded customer reach, a broader network and enhanced capabilities.

Employees of the combined company will benefit from our best of both approach to integration and building out the leadership team and will surely appreciate the mutual core values of the 2 businesses and the opportunities to advance as part of a stronger, larger company.

Source: S&P Global Market Intelligence | Page 6 of 11

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By bringing together the leadership and operational expertise from Essendant and S.P. Richards and combining the best elements of each company’s operations, we will create an even stronger company, well positioned to capitalize on value-creating opportunities across products, solutions and our distribution network.

Shareholders will benefit from ownership in a stronger and more competitive company with a more diversed product, channel and customer mix and an enhanced financial profile with substantial cost and working capital synergy opportunities.

Importantly, this combination will allow us to harness each organization’s unique and complementary strengths and brings together 2 businesses with a shared customer-centric approach.

And finally, from a financial perspective, our combined organization will have a stronger profile, including a more flexible balance sheet, which will enhance our ability to deliver increased value for both customers and shareholders.

Thank you, again, for joining us today. We’re now happy to take any initial questions you may have. Operator?

Question and Answer

Operator

[Operator Instructions] Our first question comes from Chris Horvers of JPMorgan.

Christopher Michael Horvers

So I really had just 2 questions from our perspective. First, do you anticipate seeing any regulatory issues with getting this transaction approved, given the B2B focus here as well as on the independent side? And then the close date by the end of this year, is that you have just a conservative estimate and reflect — or is it reflective of any potential regulatory concerns?

Richard D. Phillips

Thank you for the question. This is Ric Phillips, I can respond to that. To your point, this transaction is subject to customary regulatory and also Essendant shareholder approval. I think we’ve been well advised in planning this transaction, and we’re quite confident in the complementary nature of this combination and the benefits that it will provide to customers and really to the overall marketplace. So we’re confident that we will receive the necessary approvals and be able to close by year-end.

Paul D. Donahue

And, Chris, this is Paul here. I would totally concur with Ric’s comments. I would also add you, and you had asked about a close date and whether or not that’s a conservative date. As of today, that is a bit conservative, we think, but we are very hopeful that we will have this closed and optimistic we will have this closed by end of year.

Christopher Michael Horvers

And just one follow-up. Are you — in terms of being — you mentioned being advised about the deal being able to be approved. Is there a way that you can — was there any discussions with regulators to get some initial thoughts on their side?

Richard D. Phillips

We did not speak with regulators. We did, obviously, leverage our counsel and broader set of advisers around transactions like this and that’s what the source of our confidence.

Operator

Our next question comes from Bret Jordan of Jefferies.

Bret David Jordan

Paul, is there a thought about sort of continuing the process and taking a look at electrical too as sort of noncore or is this core where we stop? And then, I guess, on the proceeds, you talked about dividend and acquisition and debt repayment. Could you just sort of handicap where you see the greatest focus of putting the money?

Paul D. Donahue

So, I’ll tackle your first question, Bret, as it relates to our electrical business and EIS. If you recall, at our last conference call, we announced that we had moved EIS — EIS business up under our industrial business, under Motion Industries, where it fits quite well. We have an ongoing electrical core business inside of Motion today. So the EIS business fits quite nicely under Motion and is now part of our overall industrial offering. So we think that’s going to work quite well, and we are well down the path of driving some synergy savings as a part of that move. The second question — Bret, could you repeat the second question, please?

Source: S&P Global Market Intelligence | Page 7 of 11

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Bret David Jordan

When you talked about dividends or acquisition or debt reduction for the $347 million, I guess, is there a priority there? Where you sort of look to spend it first?

Carol B. Yancey

Right now, and this is Carol. I would mention, Bret, that we’re going to stay pretty consistent with our disciplined capital allocation strategy and that returning capital to our shareholders through our dividend, share repurchase, investing in our businesses through CapEx and then M&A. And Paul mentioned in his comments about our recent expansion of our global footprint, both in Europe as well as Australia with Inenco. So I think you’re going to see us use that as part of our disciplined capital allocation. And we did have an enhanced dividend, we’ve enhanced our CapEx. And certainly, we’ve been more aggressive in M&A. So not too different than what you’ve seen in the past.

Operator

Our next question comes from Scot Ciccarelli of RBC Capital Markets.

Scot Ciccarelli

A couple of clarifications, if I could. The $300 million of adjusted EBITDA, I’m assuming that’s not a first-year number because that includes a full $75 million of assumed synergies, which is actually going to be captured a few years down the road, correct?

Janet H. Zelenka

Yes. That was based, this is Janet, good morning. That was based on — if you’re trying to create a pro forma based on our 2017 results to give an example of what that would look like, on a 2017 basis, but you are correct. That $75 million is down the road. However, we expect to have 90% of that captured by the second year.

Scot Ciccarelli

Okay. So the $75 million is part of the $300 million, I assume, once it’s fully rolled out. Got it. And then a question on the GPC side, specifically. It does appear that the S.P. Richards’ business is more profitable than that of Essendant on a stand-alone basis. So is the gross margin profile for S.P. Richards similar to that of Essendant? Or is there significant differences on that growth — on the growth line?

Carol B. Yancey

So I’ll take that. I would mention, what we would — you’re right, pretty comparable. The valuation that was implied that Janet mentioned, the valuation of $680 million, that was really derived from an Essendant multiple that was more consistent with the merger of equals. There’s a lot of moving parts in valuation. But it was really looked at more from an earnings basis and a consistent multiple with Essendant. And SPR is part of a larger organization. We really won’t comment on specific gross margin SG&A, but I think we’ve given you enough information to get to the valuation.

Scot Ciccarelli

But is it fair to assume that the P&L is kind of similar in structure at least to what Essendant is given the similarities of the business lines?

[Audio Gap]

Paul D. Donahue

when all the pieces can come together. So great team at Essendant, we’ve got a great team at SPR. And when we put the 2 together, we’re excited what they can do together.

Brian C. Sponheimer

So you didn’t have a — did you have a banker at shopping S.P. Richards?

Carol B. Yancey

Well, Brian, our board conducted a pretty comprehensive process and as Paul mentioned in our previous calls, we’ve kind of looking at various options for this business for some time. So we looked at various strategic options. This was actually the best option to maximize the value for the GPC shareholders. So not specifically commenting on that, except to say we looked at a comprehensive process.

Source: S&P Global Market Intelligence | Page 8 of 11

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Brian C. Sponheimer

Okay. And then just wanted to clarify the $300 million of combined EBITDA, that is based solely on 2017 and is not inclusive of $75 million of synergies, right? So if you are to generate those synergies, it’ll be $375 million, correct?

Janet H. Zelenka

No. If you add — go ahead, Carol, yes.

Carol B. Yancey

No. Go ahead, Janet.

Janet H. Zelenka

It’s going to save — if you look at Page 13 in the deck, it shows that the $300 million is the 27 (sic) [ 2017 ] view with the synergies, the run rate cost synergies built in.

Brian C. Sponheimer

Okay. So ex-synergies, it’s just the $225 million EBITDA business, -ish?

Janet H. Zelenka

Correct.

Operator

Our next question comes from Chris McGinnis of Sidoti & Company.

Christopher Paul McGinnis

I guess, can you just maybe talk a little bit about the S.P. Richards maybe business and maybe the — the national account presence that it has? And maybe a percentage of sales off in?

Richard D. Phillips

Yes, sure. What I would do here at this point, Chris, I’ve got Rick Toppin in the room with us here, and Rick is the current President and CEO of S.P. Richards. And as mentioned in the call, Rick will be joining the new team as Chief Operating Officer. I would queue this one up for Rick. We do have a significant presence with the big national accounts, but I’ll let Rick churn on that maybe a little bit more detail.

Rick Toppin

Yes. So this is Rick. The national accounts represent roughly 20% of our sales activity. And as we look at this and continue working with them, we think as we become a more efficient streamlined company, we’ll be able to deliver additional value to the national accounts as well.

Christopher Paul McGinnis

Ric, maybe — maybe Ric Phillips, maybe you might have a comment as well.

Richard D. Phillips

Yes. I think, we’ve spoken quite a bit about our relationships in the national reseller channel and they similarly remain important customers for our business as well. So I think that’s complementary between the 2 organizations.

Christopher Paul McGinnis

And you mentioned, I think, one of the highlights is just that — I guess, just a better product for the independence. Was there any difference in terms of the offerings the way that either Essendant or S.P. Richards serves the market and, I guess, a better product going forward. What is that offhand?

Richard D. Phillips

Sure, I can speak to that, and Rick, if you want to chime in. I guess, I take one step back and talk about the benefits to the customer base because we do feel that they are significant and they include products and they include some others as well.

One of those is that this combination allows for additional resources to invest in a combined company’s capabilities and to invest in our customers. It does lead also to an optimized assortment across national and private brands, across a broad range of categories. And I think if you look at the 2 companies’ assortments, I think they’re complementary in many ways. And I think as we look at this in detail, they’ll provide many opportunities for us to optimize and really focus on customer needs and what’s

Source: S&P Global Market Intelligence | Page 9 of 11

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going to help customers to grow. In addition to the assortment, this combination will allow for capacity to develop value-added services that include analytics and marketing tools to help customers grow and will also allow them to leverage an efficient broad distribution network that we think will serve them very well. So we’re really excited about what this combination does to help customers. And we think, as mentioned earlier in the script, that this does help to strengthen and sustain the independent channel.

Christopher Paul McGinnis

Okay. And then one last question, obviously, one initiatives at Essendant’s drive private label. Can you maybe give a little bit of color around S.P. Richards’ business on the private label side?

Rick Toppin

Yes, this is Rick. We have a number of key brands, including Business Source, Lorell, Genuine Joe that we’ve had a lot of success with as well as there are roughly 15% of our sales with our private label brands. So we look to expand those as we go forward.

Operator

Our next question comes from Chris Bottiglieri of Wolfe Research.

Christopher James Bottiglieri

I had a question, I guess, what is — this will be just confirmed as the reclassified and discontinued ops until it closes?

Carol B. Yancey

No. Chris, actually, on the advice with our advisers, there’s really going to be nothing that’s done at this point. Because of the nature of the RMT transaction, there’s will be nothing that’s done until we get to closing and at that point of closing, we would remove the net assets. So we’ll, obviously, have more information on our Q1 earnings, but you could expect it to be business as usual right now.

Christopher James Bottiglieri

Got you. Okay. And then wanted to ask about stranded cost. I guess, what effect has a spin-off have on other segments? Are there stranded costs from shared services that are currently allocated to S.P. Richards that would then be reallocated to S.P. Richards? And then I think to a lesser...

Carol B. Yancey

So, again, I think it’s Genuine Parts’ question. We, obviously, are working together both within Genuine Parts and within Essendant. We’re going to have integration teams, integration planning. We’ve got PSAs that are being discussed. There is a number of things that have to come into play. Obviously, top of mind for us are the standard costs and you certainly alluded to that, but there is a number of factors that will go into that as well as the timing. So we’ll certainly have integration teams involved that would be working towards that. And we would advice on that as we get closer to closing.

Christopher James Bottiglieri

Got you. Okay. And just one final question, kind of a rephrase of Bret’s earlier question. We know that you’ve had the benefit going through this process, presumably speaking to bankers, maybe a bit some consultants. How do you think — how do you holistically think about your Inenco? Do you think that the industrial business and the autos business still belong together and why?

Paul D. Donahue

We do, Chris. The — look, our strategy and our focus here going forward is — and our long-term strategy has been to — really zero in on our 2 core global businesses, which is Automotive Aftermarket and our Industrial businesses that complement one another. We have many of the same suppliers in both businesses. Both are — both can maximize value, we believe, better together than broken apart. So we’re very bullish on our long-term strategy, both here in the U.S. as well as abroad.

Operator

And we have time for one final question from Seth Basham of Wedbush Securities.

Seth Mckain Basham

My first question is just a clarification on housekeeping question. I was going to about $55 million of EBITDA for S.P. Richards in 2017 — I’m sorry, D&A, is that accurate?

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ESSENDANT INC | Event Detail

Carol B. Yancey

No, Chris. If you look at our — sorry, if you look at our annual report, their D&A is around $11 million. So there’s an — if you look at their breakdown as a pro forma of $300 million, it’s around $105 million to $110 million in total. So the D&A is about $11 million.

Seth Mckain Basham

Okay. And then secondly, Paul, as you continue to focus the business on geographic expansion within Auto and Industrial, previously, you’ve been loathe to go towards China. On your — the larger suppliers in the Auto Aftermarket earlier this week talked about the massive opportunity in China. Would you reconsider approaching that market over the next few years?

Paul D. Donahue

Well, Seth, look, we never say never, but at this point, our focus is North America and Asia PAC and then certainly our newest acquisition in Europe, the Alliance Automotive Group. We have so much opportunity for growth in those markets. And if you look at our market share by each of those geographical regions, we’ve got tremendous opportunity continue to grow. So at this point, we don’t have any immediate plans to look at China. We’ll focus in on where we currently are and really expand our presence in those markets.

Operator

This concludes the question-and-answer session. I would like to turn the conference back over to Mr. Ric Phillips for any closing remarks.

Richard D. Phillips

Thank you, Andrea. I will just say, as discussed today, as you can hear from both sides, we’re very excited about this combination and the value that it will create for all stakeholders. So thank you, again, for joining us this morning and have a great day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

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Cautionary Statement

This communication contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10.[1] INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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